UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. August 26, 2016.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call to discuss the second quarter 2016 results, which were published on August 24, 2016. The following items were discussed by executive management as part of the conference call:

We reported net income of US$83.1 million, similar to the second quarter of 2015. Revenues for the second quarter of this year totaled US$489.6 million, slightly higher than the second quarter of last year. EBITDA margin for the second quarter of 2016 was approximately 38%, which is lower than the second quarter of 2015.

In general, the trends we have observed in recent quarters continued during the second quarter of 2016: higher volumes in nearly every business line, but lower average prices. Of course the exception on pricing is in lithium, where average prices increased over 60% compared to the second quarter of last year.

I will briefly describe what we are seeing in the different business lines, starting with the fertilizer segments.

Potassium

In the potassium business, revenues were around 18% lower compared to the first half of 2015. We did see a recovery in volumes, which were approximately 14% higher, but this effect was outweighed by the lower averages prices, which were down by approximately 28%. The good news is that other potash producers recently closed contracts in China, which seems to have provided some stability to the market, and we are now starting to see a slight recovery in pricing

Specialty Plant Nutrition

In specialty plant nutrition, revenues were relatively flat compared to 2015, and sales volumes were slightly higher. We have been targeting the water soluble fertilizer market, and that is where we are achieving the growth in sales volumes. However, pricing for this business line as a whole is under pressure, and this is mainly related to the lower prices in the potash market. As announced previously, we expect to increase our potassium nitrate capacity from 1.0 million tons to 1.5 million tons. We expect approximately 200,000 metric tons as a result of increased efficiencies with minimal costs, and believe that the new plant of 300,000 metric tons will have a cost of approximately US$140 million.

Iodine

In the iodine business, revenues decreased by about 15%, as the downward trend in pricing continued. The average price for the second quarter was US$23/kg, which was 5% lower than the first quarter average price. Volumes were up, and in fact, the second quarter sales volumes were the strongest we have reported in years. However, we expect pricing to continue to have a negative impact on this business line.

Lithium

In the lithium business, revenues for the first half of 2016 were more than 90% higher compared to the first half of 2015, as we reported significant increases in both sales volumes and average prices. The higher volumes and prices are both being driven by the strong demand growth in the global lithium market. As demand is mostly related to the battery market, the majority of our sales go to Asia, specifically Japan, Korea and China. We have also seen a shift in our product mix, selling a higher percentage of lithium hydroxide than in previous years. We believe demand growth could exceed 10%-15% this year, and our sales of lithium for the full year 2016 could be more than 25% higher than 2015. We believe that pressure on pricing will decrease during the second half of 2016, but expect our average prices for the second half to be higher than average prices seen during the first half of 2016.

Industrial Chemicals

In the industrial chemicals business line, revenues for the first half of this year were approximately 42% lower compared to the first half of 2015, which is in line with the 45% decrease in sales volumes. The lower sales volumes are mainly explained by the fact that we have not reported sales of solar salts in 2016. We are lowering our estimated solar salt sales for 2016, as some of the 70,000 tons we originally expected will most likely be pushed back to 2017, as a result of delays in these projects.

Finally, although gross profit for the year to date has been lower than it was last year, we continue to expect gross profit for the full year 2016 to be higher than 2015 gross profit.

With respect to the arbitration proceeding with CORFO, the process continues. We now expect the decision to be delayed, as both CORFO and we have initiated additional arbitration proceedings related to the original arbitration, but we remain confident that we have fully complied with all of our contractual obligations with CORFO.

I’ll finish with an update on our joint venture with Lithium Americas in order to develop the Caucharí-Olaroz lithium project. We have been hard at work updating the feasibility study, and we now expect that this project’s production capacity could reach 50,000 metric tons per year, instead of the 40,000 that we had originally announced. Construction is still expected to begin during the first half of next year, and we are planning to start with a first stage of 25,000 tons per year, and then add the remaining 25,000 tons per year. We expect the capex for the first stage to be in the neighborhood of US$425 million, pre value-added tax, and capex for the second stage to be approximately US$250 million, pre value-added tax. We continue to work on the feasibility study, and while we have not disclosed operating costs specifically, we believe that total costs will put this project on the low end of the cost curve.

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

 Date: August 26, 2016

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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